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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 22, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

—	Q2: 2003	Net profit for 4th quarter in a row
Reduction net debt by EUR 1 billion to EUR 10.2 billion, dated August 22, 2003

Press Release

Q2 2003: Net profit for 4th quarter in a row Reduction net debt by EUR 1 billion to EUR 10.2 billion	Date August 22, 2003 Number 049pe

Highlights results second quarter 2003 (excluding exceptional items)

Operating EBITDA grew by EUR 153 million from EUR 1,094 million in the second quarter of 2002 to EUR 1,247 million in the corresponding period 2003. In the second quarter of 2003, KPN recorded a profit before taxes of EUR 419 million (Q2 2002: EUR 88 million). Net profit after taxes amounted to EUR 192 million, compared to a net loss of EUR 79 million in the second quarter of 2002. In the second quarter of 2003, the total effect of exceptional items amounted to a net charge of EUR 9 million compared to charges of EUR 9,190 million in Q2, 2002, which were mainly the result of significant impairments in that period. (See also appendix 1)

Key developments

  •
  Operating EBITDA growth of 14% to EUR 1,247 million (Q2 2002: EUR 1,094 million)*

  •
  Net debt reduced to EUR 10.2 billion (Q2 2002: EUR 15.0 billion)

  •
  Revenue growth core business of 2.6% (Mobile 6.4%; Fixed 0.2%)

  •
  EUR 711 million free cash flow (Q2 2002: EUR 412 million)** including tax; excluding cash inflow from sale of non-core assets of approx. EUR 227 million

  •
  Credit ratings improved to Baa1 (stable outlook, Moody's) and to BBB+ (positive outlook, S&P)

  •
  270,000 net customer additions E-Plus in Q2, leading to a total of 7.7 million mobile subscribers in Germany. E-Plus has since exceeded 7.8 million customers

  •
  95,000 new ADSL connections in Q2, leading to a total of 513,000 ADSL connections at the end of Q2

*
excluding exceptional items

**
net cash flow from operating activities after capex, interest, tax and restructuring expenses

CEO Ad Scheepbouwer:

"I am pleased to be able to report that further progress has been made in stimulating growth in relevant segments at KPN's businesses. This has been achieved at the same time as delivering strong increases in profitability and cash flow. With a good first half behind us, we have the confidence to raise, yet again, our demanding financial targets for the full year."

Outlook 2003

(Excluding possible impact Mobile termination reduction)

Outlook full year 2003	March 3, 2003	May 12, 2003	August, 22, 2003
Core revenues growth(1)
Fixed	0-2%(2)	0-2%	flat
Mobile	5-10%	approx. 10%	approx. 10%
Operating EBITDA growth(1)	minimum 5%	minimum 5%(3)	minimum 10%(4)
Profit before taxes(1)	more than EUR 1 billion	more than EUR 1 billion(3)	approx. EUR 1.4 billion(4)
CAPEX	EUR 1.6–1.8 billion	approx. EUR 1.5 billion	approx. EUR 1.5 billion
Free Cash Flow(5)	approx. EUR 1.5 billion	approx. EUR 1.8 billion	more than EUR 2.0 billion
Net debt YE	less than EUR 10.5 billion	approx. EUR 10 billion	less than EUR 9.5 billion

(1)
Based on figures, excluding exceptional items

(2)
Outlook March: Fixed Networks 0–2%; Business Solutions stable

(3)
Taking into account a possible pension shortfall of EUR 111 million as at April 30, 2003

(4)
Taking into account a possible pension shortfall of EUR 54 million as at July 31, 2003

(5)
Net cash flow from operating activities after capex, interest, tax and restructuring expenses

Consolidated statement of income

	Excluding exceptional items
							Including exceptional items
				YTD 2003	YTD 2002
	Q2 2003	Q2 2002%				%	Q2 2003	Q2 2002
	(Amounts in millions of euro, figures not audited)
Operating revenues	3,043	3,083	-1.3	6,039	6,007	0.5	3,043	3,105
Operating expenses	-1,796	-1,989	-9.7	-3,584	-3,973	-9.8	-1,790	-1,941
Operating EBITDA(1)	1,247	1,094	14.0	2,455	2,034	20.7	1,253	1,164
Depreciation & impairments	-547	-574	-4.7	-1,095	-1,133	-3.4	-547	-744
Amortization & impairments	-79	-115	-31.3	-161	-224	-28.1	-117	-7,379
Operating profit/(loss) (EBIT)	621	405	53.3	1,199	677	77.1	589	-6,959
Financial income/(expenses)	-202	-317		-434	-584		-202	-317
Profit/(loss) before taxes	419	88		765	93		387	-7,276
Taxes	-230	-173		-468	-282		-221	-795
Income from participating interests	1	1		0	-121		1	-1,203
Minority interests	2	5		8	6		16	5
Profit/(loss) after taxes(2)	192	-79		305	-304		183	-9,269

(1)
KPN defines operating EBITDA as operating profit before depreciation, amortization and impairments. Operating EBITDA is a key indicator of KPN's borrowing potential. However, operating EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations of cash flows calculated in accordance with Dutch GAAP, nor can operating EBITDA be regarded as an indicator of KPN's operations or cash position. Operating EBITDA does not constitute alternatives to operating EBIT, profit or loss after taxes, cash flows or other operating information.

(2)
Reported figures YTD 2003 and 2002 including exceptional items: operating EBITDA EUR 3,133 million (2002: EUR 2,223 million); net profit after taxes EUR 953 million (2002: EUR a loss of 9,617 million)

Revenues excluding exceptional items

In the second quarter of 2003, total operating revenues of the two core divisions, including their intercompany sales, increased by 2.6% from EUR 3,036 million to EUR 3,116 million. With a 6.4% growth in revenue, the Mobile division was the main contributor to this increase. This revenue growth reflects higher traffic resulting from an increased customer base and increased usage per customer. Revenue growth of the Fixed division amounted to 0.2%. Operating revenues in Other activities, which mainly consists of other and supporting activities, decreased by 32.3%, mainly caused by the sale of Network Construction, Directory Services and the sale or franchise of some of our retail outlets, leading to a decrease in KPN's overall operating revenues of 1.3%.

Operating EBITDA excluding exceptional items

Operating EBITDA increased by 14.0%. All divisions contributed to this growth. Operating EBITDA benefited from significant cost savings in the segments Fixed and Other as a result of restructuring and cost reduction programs, lower purchasing costs of traffic and lower network operating costs. Operating EBITDA in Mobile improved in the Netherlands and Belgium, partially offset by a decrease in operating EBITDA in Germany as a consequence of higher acquisition costs related to the growth of the customer base.

The operating EBITDA margin increased substantially from 35.5% in the second quarter of 2002 to 41.0% in 2003.

Cash flow

In the second quarter of 2003, free cash flow amounted to EUR 711 million (Q2 2002: EUR 412 million). The improvement was mainly driven by an increase in EBITDA, a preliminary tax refund relating to the year 2002 of EUR 194 million and a decrease in interest expenses.

Net debt

At the end of the second quarter, net debt (interest bearing debt minus cash and cash equivalents) decreased to EUR 10.20 billion, compared to EUR 11.17 billion at the end of the first quarter of 2003. The reduction during the second quarter was mainly driven by the continuing positive operational free cash flow and the proceeds of EUR 223 million from the sale of KPN's direct stake of 6.48% in Ceský Telecom.

Workforce and restructuring

At the end of the second quarter of 2003, KPN employed a total of 32,229 FTEs (full time equivalents), of which 19,167 FTEs were subject to the KPN collective labor agreement in the Netherlands. At the start of the second quarter of 2003, this number was 19,484 FTEs. The 317 FTE reduction in the second quarter of 2003 were due to reduction via the social plan and natural attrition.

Pensions

In the fourth quarter of 2002, KPN recognized an additional pension charge of EUR 52 million due to the fact that the coverage ratios at the end of 2002 of its main pension funds fell below certain thresholds. This amount is paid to the pension fund in May/June 2003.

The next additional pension charge has to be paid in the second quarter of 2004 and will be calculated based on the coverage ratio of the pension funds in December 2003. If the circumstances on the financial markets do not change before the end of 2003 the next additional pension charge will be around EUR 54 million. The figures mentioned above are based on the situation as per July 31, 2003 (the calculated additional pension charge as per April 30, 2003 was EUR 111 million).

Total shortfall is EUR 339 Million (shortfall as per April 30, 2003: EUR 397 million), which has to be paid in 6 years.

Regulatory developments

On July 24, 2003, OPTA announced that KPN is required to reduce the wholesale tariffs for calls originating in its fixed network by 10% and to reduce the tariffs to be paid by other operators for traffic terminating on the KPN network by 5%. This would negatively impact KPN's operating revenues and EBITDA for 2003 by approximately EUR 15 million. As KPN does not agree with OPTAs cost calculation method, KPN has lodged an objection against this decision of the Regulator. KPN also has filed a request for injunctive relief with the President of the Rotterdam District Court.

On August 6 OPTA published a "Memorandum of findings" on regulation of prices at which KPN may offer customers discount packages. This means KPN is, at the moment, unable to offer new attractive offerings to its customers.

Steps will be taken, ranging from recourse to the courts to initiatives focused on the Ministry of Economic Affairs.

Financing

On April 14, 2003, KPN signed a renegotiated credit facility of EUR 1.5 billion with a term of three years and an extension option of one year. KPN also executed the early redemption of EUR 1,638 million it had borrowed under a subordinated loan facility from BellSouth on April 22, 2003. The entire loan facility with BellSouth has been cancelled. In June, KPN early redeemed part of the Subordinated Convertible Bond due in 2005 early for approximately EUR 220 million, with settlement on July 3.

On June 20, 2003, Moody's upgraded KPN's credit rating from Baa2 on review for upgrade to Baa1 with a stable outlook. The upgrade follows an earlier upgrade by Moody's from Baa3 to Baa2 on April 10, 2003.

On June 24, 2003, Standard and Poor's (S&P), raised KPN's credit rating from BBB with a positive outlook to BBB+ with a positive outlook, reflecting the continued success of KPN in deleveraging its balance sheet and improving the operational performance.

Fixed division

Excluding exceptional items	Q2 2003	Q2 2002%		YTD 2003	YTD 2002%
	(Amounts in millions of euro, figures not audited)
Operating revenues	1,846	1,842	0.2	3,688	3,681	0.2
Operating EBITDA	798	680	17.4	1,580	1,309	20.7
EBIT	472	333	41.7	929	615	51.1
EBITDA margin	43.2%	36.9%		42.8%	35.6%

In the second quarter of 2003, total operating revenues from the Fixed division increased by 0.2%. Internet related traffic volumes showed a slight decrease as a result of the ongoing penetration of broadband services (ADSL). Total traffic volumes within the Fixed division decreased by 4.6% to 20.5 billion minutes.

Average tariffs for nearly all types of services provided by our Business Unit Fixed Telephony showed a positive development. Tariffs at our Business Unit Carrier Services were lower than in 2002, while traffic volumes went up because of services such as (local) Carrier (Pre) Select and Internet Originating Services.

Total number of connections in thousands at the end of Q2	2003	2002	%
PSTN	6,218	6,446	-3.5
ISDN	1,556	1,489	4.5
Total	7,774	7,935	-2.0

All KPN Internet Service Providers (Planet Internet, Het Net and XS4All) reported higher revenues, as a result of the introduction of paid subscriber Internet services in The Netherlands, the increasing penetration of ADSL and the introduction of direct billing by ISPs for Internet usage. The target for year end 2003 of ADSL connections has been increased from 600,000 to 675,000.

Total number of connections in thousands at the end of Q2	2003	2002	%
ADSL	513	192	167.2

Operating EBITDA increased, mainly due to lower operating expenses. The cost savings resulted from the reduction in workforce and lower payments to other operators for the use of their network.

EBIT improved due to a combination of better operational results (operating EBITDA) and lower depreciation charges stemming from the investment optimization programs since the end of 2001.

Business developments Fixed

In Q2, KPN successfully introduced a new price package for fixed telephony customers: BelPlus already signed up more than 500,000 customers. This package gives customers 10% additional discount on regional and international calls and 100 local call minutes for free.

In Q2 KPN signed, amongst others, large contracts with Travel-Net for a Virtual Private Network, Vecozo for a Wide Area Network, Ahold for hosting services, the Ministry of Justice for managed Local Area Networks and ATOS Euronext for managed network services.

KPN EuroRings announced the launch of managed VPN services across Europe. This VPN Service is now available in the Benelux, Germany, France, UK, Spain, Ireland, Austria and Italy with connectivity to the USA.

In the second quarter, KPN acquired a controlling interest in HubHop B.V., a leading Hotspot operator in the Netherlands. This underlines KPN's strong commitment towards further growth in the broadband area, where the use of high-speed data services at home is growing fast. The market for high-speed Internet access at Hotspots is expected to further develop.

Digitenne (Digital Video Broadcasting) was first launched in April in the Amsterdam area. KPN is a 30% shareholder in Digitenne. Customer reactions are encouraging: high picture quality and relative low pricing compared to cable offerings are viewed as strong advantages.

Mobile division

Excluding exceptional items	Q2 2003	Q2 2002%		YTD 2003	YTD 2002%
	(Amounts in millions of euro, figures not audited)
Operating revenues	1,270	1,194	6.4	2,478	2,243	10.5
Operating EBITDA	421	403	4.5	837	757	10.6
EBIT	161	102	57.8	312	183	70.5
EBITDA margin	33.1%	33.8%		33.8%	33.7%

The 6.4% growth in operating revenues reflects higher revenues in The Netherlands and Germany.

The total number of subscribers increased from 13.4 million at the end of the second quarter of 2002 to 13.8 million at the end of the second quarter of 2003. The number of post-paid customers grew by approximately 0.5 million, whilst the number of pre-paid customers decreased by approximately 0.1 million. As well as an increased installed base, usage per customer also showed a positive development. The increase in customers is especially notable in Germany, which increased by 624,000 customers compared to the same period last year.

At the end of the second quarter of 2003, Mobile had 353,000 i-mode customers. As announced at CeBIT in March this year, KPN continued to develop and enhance its i-mode service offering, incorporating new services, features and handsets as well as marketing initiatives from the second quarter. The handset portfolio has been greatly strengthened with the introduction of new products from Nokia, Siemens, NEC and Mitsubishi, including a number of models equipped with camera. New vendors will be added in the coming months. Services and content have been enriched with the integration of MMS and Java functionality and applications. KPN signed up 40 new content i-mode sites and has now approximately 430 contractual content parties in total (on top of that approximately 7,000 free content sites). Current i-mode users are very satisfied with the services provided. This is also acknowledged in a comparative services study*. KPN also continues to address new market segments. i-mode has been made available for PrePay customers, started in the Netherlands in the beginning of August and in Germany in Q4 of this year. With OfficeMode, KPN specifically addresses the business market for the first time with i-mode. The end of the second quarter also saw the launch of an international commercial i-mode campaign. These initiatives will continue to be implemented across KPN's markets during the second half of 2003, and will enhance the adoption and usage of i-mode. KPN expects to have one million i-mode customers by the end of 2003.

*
Telecompaper

Total number of subscribers in thousands as of June 30	2003	2002	%
The Netherlands	4,919	5,188	-5.2
Germany	7,716	7,092	8.8
Belgium	1,131	1,115	1.4
Total	13,766	13,395	2.8
Of which i-mode	353	67

Operating EBITDA increased due to improved operating EBITDA in The Netherlands and Belgium, which was not entirely offset by a decrease of the operating EBITDA in Germany as a consequence of the acquisition costs related to the increase of the customer base.

The increase in EBIT was mainly due to positive developments in operating EBITDA and lower depreciation and amortization charges as a result of the significant impairment charges in 2002.

Business developments Mobile

KPN stepped up commercial activities in the second quarter, investing in brands, products and services across its three markets. In Belgium, BASE launched its 'freedom of speech' campaign, and followed this up with 'freedom of choice'. In Germany, KPN strengthened the E-Plus brand on the market with the 'Klingelt's?' campaign, positioning E-Plus as the 'smart operator'. In the Netherlands, KPN successfully introduced the 'Bel je suf' campaign for its brand Hi. All these campaigns were supported with attractive value propositions for our customers, such as the 'Jubiläumstarif' in Germany.

E-Plus completed the acquisition of 3.723 UMTS sites from Mobilcom, of which 25% are fully equipped.

Other activities

Excluding exceptional items	Q2 2003	Q2 2002%		YTD 2003	YTD 2002%
	(Amounts in millions of euro, figures not audited)
Operating revenues	235	347	-32.3	467	645	-27.6
Operating EBITDA	28	11	154.5	38	-32
EBIT	-12	-30		-42	-121

This segment mainly comprises other and supporting activities. Revenues decreased primarily due to the effects of the sale of our directory services activities, lower revenues from Xantic and lower revenues from our retail activities. Operating EBITDA and EBIT in Other activities increased as a result of reorganizations and cost reduction programs.

Safe harbor

Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended December 31, 2002.

For more details visit http://www.kpn.com

Appendix 1

The exceptional items that were reported in the first half of 2003 and 2002 are outlined below:

Q2 2003	Q2 2002	Amounts in millions of euros	YTD Q2 2003	YTD Q2 2002
		Mobile
—	—	• Gain resulting from the termination agreement MobilCom	222	—
—	—	• Book profit on the sale of UMC	15	—
—	—	• Book profit on the sale of Pannon GSM	—	335
		Other activities
—	—	• Book profit on the sale of Directory Services	435	—
—	22	• Book profit on real estate	—	22

—	22	Total impact on operating revenues	672	357

		Fixed
6	—	• Release restructuring provision	6	—
—	-25	• Write-down of assets held for sale and inventories	—	-53
—	125	• Provision for future losses on maintenance contracts KPNQwest	—	—
—	-47	• Provision for settlement and related issues KPNQwest and charges related to KPN Belgium	—	-47
		Other
—	-5	• Book loss on the sale of Network Construction	—	-68

6	70	Total impact on operating EBITDA	678	189

		Impairment charges
—	-3,168	• Impairment on goodwill E-Plus and BASE (Mobile)	—	-3,168
—	-4,096	• Impairment on UMTS license E-Plus and UMTS/GSM licenses BASE (Mobile)	—	-4,096
—	—	• Impairment goodwill KPNQwest (Other activities)	—	-31
		• Impairments fixed assets relating to KPNQwest:
—	-34	• Fixed Networks	—	-34
—	-30	• Business Solutions	—	-53
—	-6	• Other activities	—	-6
—	-100	• Impairment on fixed assets KPN Belgium	—	-100
—	—	• Impairment on intangible fixed assets	-15	—
-38	—	• Impairment on goodwill on SNT	-38	—

-32	-7,364	Total impact on EBIT and profit/loss before tax	625	-7,299

		Taxation
—	-606	• Valuation allowance deferred tax assets E-Plus and BASE	—	-606
9	-16	• Tax effect on exceptional items	9	66
		Income form participating interests
—	-1,166	• Adjustment to net realizable value Hutchison 3G UK	—	-1,166
—	-38	• Adjustment to net realizable value Ceský Telecom	—	-38
—	—	• Impairment net asset value KPNQwest	—	-270

-23	-9,190	Total impact on Group profit/loss after taxes	634	-9,313

		Minority interest
14	—	• Minority's share of impairment goodwill and tax effect SNT	14	—

-9	-9,190	Total impact on profit/(loss) after taxes	648	-9,313

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 22, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES